November 28, 2017

FILED ON EDGAR

Mara L. Ransom

Assistant Director, Office of

Consumer Products

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      America Towne, Inc.

Amendment No. 1 to Preliminary Schedule 14C

Filed September 27, 2017

File N. 000-55206

Dear Ms. Ransom:

This letter is in response to your October 17, 2017 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.	We note that ATI Modular Technology Corp will be filing a registration statement on Form S-4 to register the merger consideration shares. Please revise your information statement to disclose that an effective registration statement on Form S-4 registering the issuance of the consideration shares is required before you may consummate the transaction and revise your disclosure elsewhere regarding your intent to file a registration statement on Form S-1, as applicable.

Response: The Company will revise its disclosures to include information ATI Modular Technology Corp.’s (“ATI Modular”) pending registration statement on Form S-4 and its effect on the merger between the Company and ATI Modular. The Company does not intend to file a registration statement on Form S-1.

2.	We have reviewed your response to comment 1, however, it does not appear that your status as a smaller reporting company negates the need for you to provide the information required by Item 14(b)(10) of Schedule 14A. Please provide the pro forma information required by Item 14(b)(10) of Schedule 14A to reflect the stock split as well as the merger. Also, it does not appear that you have provided the information required pursuant to Item 14(b)(11) of Schedule 14A, notwithstanding your response. Please revise.

Response: The Company will include pro forma information in its amended Schedule 14C.

3.	Disclose the potential negative impacts of the merger, to which you make reference on page 82. Please also affirmatively state, if true, that no fairness opinion was sought; in this regard, we note your reference to the “independent advice” your sole director sought.

Response: The Company will revise its disclosure to address the Commission’s comment as follows:

“The Plan of Merger was first proposed as a cost-savings measure to Alton Perkins, the Chairman of the Board of Directors for the Company, which operated ATI Modular as a subsidiary. The Company had contemplated the expenses associated with filing a Form 211 with the Financial Industry Regulatory Authority (“FINRA”) in order to trade on the OTC, as well as the costs associated with operating two publicly reporting companies separately. It became clear to Mr. Perkins that merging the Companies would make fiscal sense. Notably, Mr. Perkins is the sole director of both ATI Modular and the Company. He also beneficially owns a majority of the Company’s issued and outstanding stock, as he controls the Company’s two largest shareholders—Yilaime and the Perkins Trust. As such, he is also the beneficial owner of a majority of ATI’s common stock, as the Company is ATI Modular’s majority shareholder. Mr. Perkins’ relationship to ATI Modular and the Company presents a potential conflict of interests. To ensure that these conflicts were addressed, Mr. Perkins discussed the proposed Plan of Merger with counsel and sought independent advice regarding the potential benefits of the same, as well as any potential negative impact. Ultimately, Mr. Perkins believed the benefits associated with cost savings associated with public reporting obligations, as well as the ability of AmericaTowne shareholders to potentially access the OTC, greatly outweighed any negatives. Potential positive effects of the Plan of Merger for shareholders of the Company include, but are not limited to, the ability to trade stock over the OTC Markets, decreased costs associated with the Company’s reporting obligations, and a potential for increased stock value. However, the Plan of Merger may have a negative impact on shareholders of the Company. This may include a decrease in value of the surviving entity’s shares, a general decrease in the Company’s value due to increased operating expenses, and other, unknown variables that may cause the Company’s stock value to decline. The rights of shareholders may be adversely effected as a result of the Plan of Merger. No fairness opinion was sought regarding the Plan of Merger .”

Very truly yours,

PAESANO AKKASHIAN APKARIAN, P.C..

Devin W. Bone

Devin W. Bone

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